Exhibit 99.2

## Annual General Meeting of Shareholders of D-Market Electronic Services & Trading

**Date:** June 24, 2022

See Voting Instruction On Reverse Side.

**Please make your marks like this: ☒ Use pen only**

**Please refer below and to the other side of the card for a description of the matters submitted to the Annual Shareholders' Meeting of June 24, 2022**

| Agenda: | For | Against |
|---|---|---|
| 1. Opening and election of the General Assembly Meeting Chairmanship; | ☐ | ☐ |
| 2. Giving authority to General Assembly Meeting Chairmanship to sign the minutes of the meeting; | ☐ | ☐ |
| 3. Review and discussion of the Board of Director's Annual Report and Independent Auditor's Report for 2021, as required under "Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and Ministry Representatives in Such Meetings (" Regulation"); | ☐ | ☐ |
| 4. Review, discussion and ratification of the 2021 financial statements, as required under the Regulation; | ☐ | ☐ |
| 5. Release of the members of the Board of Directors for their respective activities in the 2021 financial year, as required under the Regulation; | ☐ | ☐ |
| 6. Decision on the appropriation of 2021 net profit, as required under the Regulation; | ☐ | ☐ |
| 7. Deciding about the members of the Board of Directors' due to their membership of the Board of Directors and Committees remuneration and the rights such as attendance, premium and bonus, as required under the Regulation; | ☐ | ☐ |
| 8. Approval of appointment of Halil Cem Karakaş, who has been elected by the Board in accordance with Article 363 of Turkish Commercial Code ("TCC") to the vacant Board membership due to Mehmet Erol Çamur's resignation as a director, as required under the TCC and the Regulation, Approval of appointment of Ahmet Fadıl Ashaboğlu, who has been elected by the Board in accordance with Article 363 of the TCC to the vacant Board membership due to Halil Korhan Öz's resignation, as a director, as required under the TCC and the Regulation, Approval of appointment of Tayfun Bayazıt, who has been elected by the Board in accordance with Article 363 of the TCC to the vacant Board membership due to Mustafa Aydemir's resignation as a director, as required under the TCC and the Regulation; | ☐ | ☐ |
| 9. Appointment of the Independent Auditor for the year 2022, as required under the Regulation; | ☐ | ☐ |
| 10. As required under the TCC, empowerment of members of the Board of Directors, in connection with carrying out an activity which is a commercial transaction falling under the scope of the Company's business either on their own or on a third party's account as well as becoming a partner with unlimited liability at a company that is engaged in the same type of commercial transactions, as referred to Article 396 of the TCC; | ☐ | ☐ |
| 11. Approval of indemnification primarily by the Company to the fullest extent permissible by law of all the losses that may arise due to the responsibilities of the Board Members and the Executive Committee Members due to their duties as well as of the signing of the indemnification agreements between the Company and each Board Member and each Executive Committee Member as agreed by the Board of Directors, within the framework of the director liability insurance policy; | ☐ | ☐ |
| 12. To determine the upper limit for the aid and donations to be made until the next Ordinary General Assembly meeting of the Company as 2 per thousands of the total net assets of the Company and approve the authorization of the Board of Directors within this context; | ☐ | ☐ |
| 13. Closing | | |

**Authorized Signatures - This section must be completed for your instructions to be executed.**

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

## Annual General Meeting of Shareholders of D-Market Electronic Services & Trading to be held June 24, 2022 For Holders as of May 13, 2022

### MAIL

- **Mark, sign and date your Voting Instruction Form.**
- **Detach your Voting Instruction Form.**
- **Return your Voting Instruction Form in the postage-paid envelope provided.**

**All votes must be received prior to 12:00 p.m. (NY City Time) on June 20, 2022.**

**PROXY TABULATOR FOR**
D-MARKET ELECTRONIC
SERVICES & TRADING
P.O. BOX 8016
CARY, NC 27512-9903

**EVENT #**

**CLIENT #**

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20282 D-Market Electronic Services VIF Proof 6 D-Market Electronic Services & Trading Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (NY City Time) on June 20, 2022) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of D-Market Electronic Services & Trading registered in the name of the undersigned on the books of the Depositary as of the close of business May 13, 2022 at the Annual General Meeting of D-Market Electronic Services & Trading to be held on June 24, 2022 in Istanbul. NOTES: 1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolution. PROXY TABULATOR FOR D-MARKET ELECTRONIC SERVICES & TRADING P.O. BOX 8016 CARY, NC 27512-9903 (Continued and to be marked, dated and signed, on the other side)